Filed Pursuant to Rule 433

Registration No. 333-222055

March 20, 2019

WEBSTER FINANCIAL CORPORATION

4.100% SENIOR NOTES DUE 2029

Issuer:	Webster Financial Corporation
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
CUSIP/ISIN:	947890AJ8 / US947890AJ87
Maturity Date:	March 25, 2029
Trade Date	March 20, 2019
Settlement Date:	T+3; March 25, 2019
Coupon:	4.100%
Interest Payment Dates:	Semi-annually on March 25 and September 25 of each year beginning September 25, 2019
Price to public:	99.667%
Yield to Maturity:	4.141%
Pricing Benchmark:	2.625% due February 15, 2029
Benchmark Treasury Price/Yield:	100-23+ / 2.541%
Spread to Benchmark:	+160 basis points
Optional Redemption:

The Notes may not be redeemed by us prior to September 25, 2019. At any time or from time to time on or after September 25, 2019 prior to December 25, 2028 (90 days prior to the maturity date of the Notes), at the greater of 100% of the principal amount of the notes or at a make whole discounted to the redemption date at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points.

At any time or from time to time on or after December 25, 2028 (90 days prior to the maturity date of the Notes), redeemable at par.

Denominations:	$2,000 and integral multiples of $1,000
Use of Proceeds	The net proceeds are expected to be used for general corporate purposes.
Underwriters:	Joint Book-Running Managers: J.P. Morgan Securities LLC Sandler O’Neill & Partners, L.P. Merrill Lynch, Pierce, Fenner & Smith Incorporated

(1) The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the notes will be made to investors on March 25, 2019, which will be the third business day following the date of this prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the initial pricing date of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade their notes on the initial pricing date of the notes should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling toll-free at 212-834-4533, Sandler O’Neill & Partners, L.P. by calling toll-free at 866-805-4128 or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322.

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